Acquisition

On June 17, 2005, the Fund acquired substantially all of the assets and liabilities of the Predecessor Fund in exchange solely for Class A shares of the Fund. The acquisition was accounted for as tax-free exchange of 368,620 Class A shares of the Fund for the net assets of the Predecessor Fund, which amounted to $3,257,918, including $412,456 of unrealized appreciation, after the close of business on December 17, 2004. Accounting and performance history of the Predecessor Fund was redesignated as that of Class A of John Hancock Technology Leaders Fund.